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Exhibit (a)(14)

October 29, 2012

Dear Shareholder:

        On behalf of the Board of Directors of New Frontier Media, Inc., a Colorado corporation ("New Frontier Media"), I am pleased to inform you that on October 15, 2012, New Frontier Media entered into a definitive Agreement and Plan of Merger, dated as of October 15, 2012 (the "Merger Agreement"), with LFP Broadcasting, LLC, a Delaware limited liability company ("Parent"), and Flynt Broadcast, Inc., a Colorado corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). Parent and Merger Sub are each affiliates of L.F.P., Inc., a California corporation ("LFP") which is controlled by Larry Flynt. LFP markets the HUSTLER® brand through a wide range of media properties and licensing initiatives. While perhaps best known for its publication of HUSTLER® magazine, LFP has moved beyond just being a leading print publication company and has expanded into the areas of broadcasting, internet, DVD distribution, retail stores, apparel, novelties, clubs and casino gambling.

        Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the "Offer") on October 29, 2012 to purchase all of the outstanding shares of New Frontier Media's common stock for (i) $2.02 per share in cash, net to the seller in cash, and subject to any required withholding taxes, plus (ii) one contingent payment right per share which shall represent the contractual right to receive an additional cash payment based upon the amount of New Frontier Media's available cash at the time the Offer expires (up to a maximum amount of $.06 per share), subject to the terms and conditions of the Merger Agreement and related Contingent Payment Rights Agreement, in each case without interest thereon. Following the completion of the Offer, Merger Sub will merge with and into New Frontier Media, with New Frontier Media (the "Merger") continuing as the surviving corporation in the Merger.

        After careful consideration, and following the recommendation of the special committee of independent and disinterested directors of New Frontier Media's Board of Directors, New Frontier Media's Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of the shareholders of New Frontier Media, and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, New Frontier Media's Board of Directors unanimously recommends that New Frontier Media's shareholders accept the Offer and tender their shares in the Offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

        In arriving at its recommendations, New Frontier Media's Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of the Merger Sub's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to the Merger Sub in the Offer.

        Please read the enclosed materials carefully. You should act promptly, as the Offer is scheduled to expire on Tuesday, November 27, 2012, at 12:00 midnight (the end of the day on Tuesday), New York City time, unless it is extended or earlier terminated.

        On behalf of the Board of Directors and the management of New Frontier Media, we thank you for your support.

Sincerely,
/s/ Alan L. Isaacman
Chairman of the Board

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  Exhibit (a)(14)